SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 15, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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This Report contains a copy of the following:
(1)	The Press Release issued on October 15, 2007.

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Amsterdam • 15 October 2007
ING buys back its preference shares from ABN AMRO
ING Group has reached agreement with ABN AMRO to purchase 28,843,989 depository receipts for “A” preference shares of ING Group. The transaction will be conducted in two tranches. The first tranche consists of 18,843,989 shares, to be purchased at a price of EUR 3.65 per share to be completed on 15 October 2007. The second tranche of 10,000,000 shares will be purchased at a price of EUR 3.68 per share on 24 December 2007. The second tranche is subject to the condition that ING does not breach its 10 pct limit of its share capital on its own books, which condition has to be fulfilled before 15 January 2008. Following the repurchase of each tranche, the preference shares will be cancelled.
The repurchase of preference shares was authorised by the General Meeting of Shareholders of ING on 24 April 2007 and the prices agreed are within the limit set. This transaction follows similar purchases from Aegon in 2006 and Fortis earlier this year.
The transaction will have no significant impact on ING Group’s earnings or key ratios and will not impact the ongoing share buyback programme for ordinary ING shares.

Press enquiries: Carolien van der Giessen, ING Group, +31 20 541 6522, carolien.van.der.Giessen@ing.com
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

	By:	/s/H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance

	By:	/s/W.A. Brouwer

W.A. Brouwer
Assistant General Counsel

Dated: October 15, 2007

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